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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51296

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lydian Securities Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Lydian Wealth Management Company
2600 Tower Oaks Boulevard - Suite 300
(No. and Street)

Rockville (City) Maryland (State) 20852 (Zip Code)

RECD S.E.C. FEB 25 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Putterman (301) 998-0314
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Philipson & Company
(Name — if individual, state last, first, middle name)

8601 Georgia Avenue, Ste. 1001; Silver Spring Maryland 20910
(Address) (City) (State) (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew Putterman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lydian Securities Company, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

My commission expires 6/1/04

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LYDIAN SECURITIES COMPANY

DECEMBER 31, 2003

ROBERT PHILIPSON & COMPANY

LYDIAN SECURITIES COMPANY

DECEMBER 31, 2003

TABLE OF CONTENTS

RP&CO
EST. 1925
ROBERT PHILIPSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

8601 GEORGIA AVENUE, SUITE 1001
SILVER SPRING, MARYLAND 20910
PHONE: (301) 608-3900
FAX: (301) 608-0799
email: RPCO@Philipson.com

ROBERT A. PHILIPSON (1898-1983)
BRUCE G. PHILIPSON
JAMES R. BERGMANN
C. WILLIAM NARON
RICHARD L. PHILIPSON

February 12, 2004

Independent Auditors' Report

Board of Directors
Lydian Securities Company

We have audited the accompanying statement of financial condition of Lydian Securities Company (the Company) as of December 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lydian Securities Company at December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles of the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert Philipson & Company

LYDIAN SECURITIES COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash		$ 195,381
Accounts Receivable – Related Party		3,004,156
Prepaid Expenses		3,681
Total Assets		$ 3,203,218

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accrued Expenses		$ 5,000
Stockholder's Equity		
Common Stock, $0.10 Par Value, 10,000 Shares Authorized, 1,000 Shares Issued and Outstanding	$ 100	
Additional Paid-in-Capital	62,584	
Retained Earnings	3,135,534	
Total Stockholder's Equity		3,198,218
Total Liabilities and Stockholder's Equity		$ 3,203,218

SEE THE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

LYDIAN SECURITIES COMPANY
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenue		
Commissions		$ 257,695
Expenses:		
Direct Expenses	$ 72,299	
Allocated Expenses	657,374	
		729,673
Net Income (Loss)		$ -471,978

SEE THE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

LYDIAN SECURITIES COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Shares	Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance January 1, 2003	1,000	$ 100	$ 62,584	$ 3,607,512	$ 3,670,196
Net Income (Loss)				-471,978	-471,978
Balance December 31, 2003	1,000	$ 100	$ 62,584	$ 3,135,534	$ 3,198,218

SEE THE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

LYDIAN SECURITIES COMPANY
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows from Operating Activities:	
Net Income (Loss)	$ -471,978
Increase in Accounts Receivable – Related Parties	-1,060,544
Decrease in Prepaid Expenses	28,429
Decrease in Accounts Payable and Accrued Expenses	-2,182
Net Cash Used by Operating Activities	$-1,506,275
Increase (Decrease) in Cash	$-1,506,275
Cash at Beginning of the Year	1,701,656
Cash at End of the Year	$ 195,381

SEE THE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

LYDIAN SECURITIES COMPANY
NOTES TO THE FINANCIAL STATEMENTS

Note 1 - Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is a wholly-owned subsidiary of Lydian Wealth Management Holdings Company (Parent). The Company's Parent is a wholly-owned subsidiary of Lydian Trust Company.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are unconsolidated and only include the accounts of the Company, which is a wholly-owned subsidiary.

Commissions

The Company does not act as the broker of record, therefore it places its customer orders for purchase and sale of securities through third party broker-dealers. The Company's commissions for these transactions are recorded on a trade-date basis as securities transactions occur.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Lydian Trust Company. No provision for income taxes has been included in the financial statements because only parent companies are required to present provisions for income taxes for broker-dealers.

Note 3 - Related Party Transactions

The related party accounts receivable are non-interest bearing accounts receivable/payable to Lydian Wealth Management Holdings Company (Parent) and its wholly-owned subsidiaries.

On April 4, 2003, the Company and Lydian Wealth Management Company (also a wholly-owned subsidiary of Lydian Wealth Management Holdings Company) adopted an agreement which provides that Lydian Securities Company will be allocated its share of overhead expenses, such as rent, payroll, supplies, etc. paid by Lydian Wealth Management Company. These allocated expenses to the Company from April 4, 2003 to December 31, 2003 totaled $657,374.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $190,381, which was $185,381 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.0263 to 1 at December 31, 2003.

Note 5 - Concentrations

The Company's commission income was derived from five customers during the year.

At December 31, 2003, the Company had $94,352 of cash deposits in excess of federally insured limits.

Note 6 - Subsequent Event

On January 1, 2004, the Company merged with Naidyl Securities Company, LLC to become Naidyl Securities Company, LLC. Naidyl Securities Company, LLC was wholly-owned by Lydian Wealth Management Holdings Company and had no assets or liabilities prior to the merger.

SCHEDULE I
LYDIAN SECURITIES COMPANY
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

Net Capital		
Stockholder's Equity from Statement of Financial Condition		$ 3,198,218
Non-Allowable Assets:		
Prepaid Expenses	$ 3,681	
Accounts Receivable – Related Parties	3,004,156	
		3,007,837
Net Capital		$ 190,381
Aggregate Indebtedness:		
Liabilities from Statement of Financial Condition		$ 5,000
Adjustments		-0-
Total Aggregate Indebtedness		$ 5,000
Computation of Basic Net Capital Requirement:		
Minimum Net Capital Required – 6 2/3% of Aggregate Indebtedness		$ 333
Excess Net Capital		$ 185,381
Excess Net Capital at 1000%		$ 189,881
Ratio: Aggregate Indebtedness to Net Capital		0.0263 to 1
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2003)		
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report		$ 190,381
Audit Adjustments		-0-
Net Capital per Above		$ 190,381
Aggregate Indebtedness as Reported in Company's Part II (Unaudited) FOCUS Report		$ 5,000
Audit Adjustment		-0-
Aggregate Indebtedness per Above		$ 5,000

SEE THE ACCOMPANYING INDEPENDENT AUDITORS' REPORT

SCHEDULE II
LYDIAN SECURITIES COMPANY
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

Pursuant to SEC Rule 15c3-3(k)(2)(i), the Company is exempt from computation for determination of reserve requirements under SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities.

SEE THE ACCOMPANYING INDEPENDENT AUDITORS' REPORT

OATH OR AFFIRMATION

I, Andrew Putterman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lydian Securities Company, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

My commission expires 6/1/04

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RP&CO EST. 1925

ROBERT PHILIPSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

8601 GEORGIA AVENUE, SUITE 1001
SILVER SPRING, MARYLAND 20910
PHONE: (301) 608-3900
FAX: (301) 608-0799
email: RPCO@Philipson.com

ROBERT A. PHILIPSON (1898-1983)
BRUCE G. PHILIPSON
JAMES R. BERGMANN
C. WILLIAM NARON
RICHARD L. PHILIPSON

February 12, 2004

Board of Directors
Lydian Securities Company

In planning and performing our audit of the financial statements and supplemental schedules of Lydian Securities Company (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert Philipson & Company